Exhibit 21.1

Subsidiaries of Carbon Black, Inc.

Carbon Black, LLC (Delaware, United States)

Carbon Black U.K. Limited (United Kingdom)

Carbon Black Federal, Inc. (Delaware, United States)

Carbon Black Singapore PTE Ltd. (Singapore)

Carbon Black Australia Pty Ltd. (Australia)

Carbon Black Canada Ltd. (Canada)

Carbon Black Japan KK (Japan)

Carbon Black Malaysia SDN.BHD (Malaysia)

Confer Technologies, Inc. (Delaware, United States)